EXHIBIT 12
RAYONIER INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, thousands of dollars)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations	$43,941	$54,443	$105,843	$16,774	$58,345
Income tax benefit	(859)	(9,601)	(35,685)	(27,060)	(48,273)
Pre-tax income from continuing operations	43,082	44,842	70,158	(10,286)	10,072
Add:
Interest expense	31,718	44,248	40,941	42,826	45,879
Interest factor attributable to rentals	236	301	540	424	461
Fixed charges	31,954	44,549	41,481	43,250	46,340
Subtract:
Capitalized Interest	$19
Earnings as adjusted	$75,017	$89,391	$111,639	$32,964	$56,412
Fixed Charges:	$31,954	$44,549	$41,481	$43,250	$46,340
Ratio of earnings as adjusted to total fixed charges	2.35	2.01	2.69	0.76	1.22

Deficiency	—	—	—	(10,286)	—